Spreadtrum Enters into Merger Agreement to be Acquired by Tsinghua Unigroup for US$31.00 per Share

SHANGHAI, July 12, 2013 /PRNewswire/ — Tsinghua Unigroup Ltd. (“Tsinghua Unigroup”), an operating subsidiary of Tsinghua Holdings Co. Ltd., a solely state-owned limited liability corporation funded by Tsinghua University in China, and Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today jointly announced that they have entered into a definitive merger agreement under which Tsinghua Unigroup will acquire all of the outstanding Ordinary Shares of Spreadtrum for US$31.00 per American Depositary Share (or US$10.33 per Ordinary Share, each American Depositary Share representing three Ordinary Shares). The merger values Spreadtrum’s equity at approximately US$1.78 billion, on a fully diluted basis. The transaction is subject to approval by the shareholders of Spreadtrum, and antitrust and other regulatory approvals, and is not subject to any financing condition.

The Company’s Board of Directors unanimously approved the merger agreement and recommends that the Company’s shareholders vote to approve the merger agreement. Spreadtrum expects to hold a special meeting of its shareholders to consider and act upon the proposed transaction as promptly as practicable. Details regarding the record date for, and the date, time and place of, the special meetings will be included in a press release when finalized.

With annual revenues of approximately US$720 million as of 2012, Spreadtrum is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum's solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world.

“We believe Spreadtrum and Tsinghua Unigroup will supplement each other and create enormous synergies in China and abroad,” commented Mr. Zhao Weiguo, Chairman and Chief Executive Officer of Tsinghua Unigroup. He continued, “Spreadtrum’s capable and talented management team will be encouraged to continue their strong performance and innovative corporate culture, while Tsinghua Unigroup is in the unique position to offer unique expertise in consumer products, protection and support from a vast IP portfolio, and unique access to important capital markets in China.”

Dr. Leo Liyou Li, Chairman and Chief Executive Officer of Spreadtrum said, “The acquisition by Tsinghua will provide investors with significant returns, and position the Spreadtrum business for continued growth. The vast IP portfolio of Tsinghua Unigroup and Tsinghua University also gives the original Spreadtrum business advantageous boosts in the area of IP protection. In short, we feel this transaction is favorable to Spreadtrum shareholders, and unlocking potential value otherwise hidden in the assets of Spreadtrum.”

Morgan Stanley Asia Limited rendered a fairness opinion to the Board of Directors of Spreadtrum. Fenwick & West LLP is serving as legal advisor to Spreadtrum, and Morrison & Foerster LLP is serving as legal advisor to Tsinghua Unigroup.

Spreadtrum will furnish to the Securities and Exchange Commission (the "SEC") a Report on Form 6-K regarding the transaction, which will include the merger agreement. All parties desiring details regarding the transaction are urged to review these documents, which are available at the SEC's website (http://www.sec.gov).

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other proxy materials that may be filed or furnished with the SEC with respect to the proposed merger.

About Tsinghua Unigroup Ltd.

Tsinghua Unigroup Ltd. (“Unigroup”) is an operating subsidiary of Tsinghua Holdings Co. Ltd., a solely state-owned limited liability corporation funded by Tsinghua University in China. Tsinghua Holdings Co. Ltd. is the controlling shareholder of Unigroup. The other shareholder is Beijing Jiankun Investment Group Co. Ltd.. Unigroup’s business lines include high-technology, bio-technology, science park development, and urban infrastructure construction.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum’s solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum’s customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.Spreadtrum.com.

SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the synergies between Spreadtrum and Tsinghua, positioning the Company’s business for continued growth, the increased intellectual property protection for the Company, the unlocking of hidden value, and other anticipated benefits of the merger for shareholders. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; market acceptance of the Company’s smartphone products; transition trend from 2.5G feature phones to smartphones; the state of and any change in the Company's relationship with its major domestic and international customers and Chinese government agencies; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 26, 2013 especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

SOURCE Spreadtrum Communications, Inc.

Investor Relations, +1-650-308-8148, ir@spreadtrum.com